[redacted]

SECUI 13014364 ISION

DD 8/19/13

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SEC MAIL PROCESSING RECEIVED AUG 16 2013 WASH, D.C. 193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centurion Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Lafayette Street
(No. and Street)

Washington	MO	63090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Vannier 636-390-2008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC.
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd,	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/24/13

OATH OR AFFIRMATION

I, Harold Vannier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Securities Corporation, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LISA M. SINGER
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 09788142
My Commission Expires Nov 1, 2013

CENTURION SECURITIES CORPORATION
AUDITIED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
JUNE 30, 2013 AND 2012

HOLT and PATTERSON LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

CENTURION SECURITIES CORPORATION
AUDITIED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
JUNE 30, 2013 AND 2012

Table of Contents

	Page
Independent Auditor's Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-9
Supplementary Information Pursuant to SEC Rule 17a-5	
Statement of Changes in Financial Position	10
Computation of Net Capital	11
Computation of Capital Requirement	12
Exemption from Rule 15c3-3	13
Report on Internal Control	14-15

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Centurion Securities Corporation

In planning and performing our audit of the financial statements of Centurion Securities Corporation (the Company), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc. as of June 30 2013, and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in the supplemental information located on pages 12-17 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC
August 15, 2013

CENTURION SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
For the Years Ended June 30, 2013 and 2012

ASSETS

	2012	2012
CURRENT ASSETS		
Cash	$ 7,620	$ 7,776
Accounts Receivable	9,600	12,278
Other Assets	135	135
TOTAL ASSETS	$ 17,355	$ 20,189

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 8,622	$ 11,209
TOTAL CURRENT LIABILITIES	8,622	$ 11,209
STOCKHOLDERS' EQUITY		
Common Stock, no par value; 30,000 shares authorized, 247.5 shares issued and outstanding	$ 8,951	$ 8,951
Treasury Stock, at cost - 76 shares	(1,905)	(1,905)
Paid-in Capital	22,782	21,413
Retained Earnings	(19,479)	(17,994)
Current Earnings	(1,616)	(1,485)
TOTAL STOCKHOLDERS' EQUITY	8,733	$ 8,980
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,355	$ 20,189

CENTURION SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended June 30, 2013 and 2012

	2013	2012
INCOME		
Commissions	$ 102,064	$ 95,068
OPERATING EXPENSES		
Commissions paid to Outside Brokers	91,860	85,570
Legal and Professional Fees	3,239	2,241
Office Expense	3,788	3,413
Licensing	3,005	3,379
Rent Expense	1,788	1,950
TOTAL OPERATING EXPENSES	103,680	96,553
NET INCOME (LOSS)	$ (1,616)	$ (1,485)

CENTURION SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2013

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, BEGINNING OF YEAR	$ 8,951	$ 21,413	$ (19,479)	$ (1,905)	$ 8,980
Contributed Capital	-	1,369	-	-	-
Net Income	-	-	(1,616)	-	(1,616)
Less: Distributions to Shareholders	-	-	-	-	-
BALANCE, END OF YEAR	$8,951	$22,782	($21,095)	($1,905)	$ 8,733

CENTURION SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (1,616)	$ (1,485)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (Increase) in Accounts Receivable	2,678	(1,881)
Decrease (Increase) in Prepaid Expenses	-	-
Decrease (Increase) in Other Assets	-	-
Increase (Decrease) in Accounts Payable	(2,586)	1,501
Total Adjustments	91	(380)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,525)	(1,865)
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock Issued	-	-
NET CASH USED IN FINANCING ACTIVITIES	1,369	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(156)	(1,865)
CASH AND CASH EQUIVALENTS, beginning of year	7,776	9,641
CASH AND CASH EQUIVALENTS, end of year	$ 7,620	$ 7,776

See Accounting Notes and Accountants' Report
Holt & Patterson, LLC

CENTURION SECURITIES CORPORATION
Notes to the Financial Statements
For the Year Ended June 30, 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Centurion Securities Corporation is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory (FINRA). The Company was incorporated under the laws of Missouri in December, 1995. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting principles.

METHOD OF ACCOUNTING

The Company maintains its accounting records on the accrual basis of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMISSIONS

Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

INCOME TAXES

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. There are no deferred tax balances for 2012 or 2011.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all the relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that needs to be recorded as of or for the year ended June 30, 2013.

The federal and state income tax returns for the Corporation for 2009, 2010, 2011 and 2012 are subject to examination by the respective taxing authorities generally for three years after they are filed.

STATEMENT OF CASH FLOW

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 – INCOME TAXES

The Company has net operating loss carry-forwards totaling $48,030 which expires at various dates through 2013. The Company has established 100% valuation reserve on the net operating loss carry-forwards as it is more likely than not, based on the current level of operations, some portion of the assets will not be realized.

NOTE 3 – RELATED PARTY TRANSACTIONS

Shareholders of the Company provide certain administrative services and equipment for the Company at no cost, while certain other purchases and services have been reimbursed for cost incurred by shareholders. Except for commissions on sales, no other salaries, wages, or forms of compensation are paid to shareholders or officers of the Company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At June 30, 2013, the Company had net capital of $8,733 which was $3,733 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.636 to 1.

NOTE 5 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has concentrated its credit risk for cash by maintaining deposits in financial institution within the geographic region of Washington, Missouri which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. All cash accounts were adequately secured as of June 30, 2013.

NOTE 6 – RISK MANAGEMENT

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the network carries insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage since inception.

NOTE 7 –DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through August 15, 2013, the date of the management representation letter and the date the financial statements were available to be issued.

CENTURION SECURITIES CORPORATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended June 30, 2013

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ (1,616)	
Total Sources		$ (1,616)
WORKING CAPITAL USED FOR:		
Distributions to Shareholders	-	
Total Used		-
INCREASE (DECREASE) IN WORKING CAPITAL		$ (1,616)

CHANGES IN COMPONENTS OF WORKING CAPITAL:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 7,776	$ 7,620	$ (156)
Commissions Receivable-Listed	12,278	9,161	(3,117)
Funds on Deposit at Clearing Agency	-	0	-
Net change in current assets			$ (3,273)
Current Liabilities:			
Commissions Payable	10,018	8,247	1,771
Accounts payable	1,191	374	817
Net change in current liabilities			2,587
INCREASE (DECREASE) IN WORKING CAPITAL			$ (685)

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
For the Year Ended June 30, 2013

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	8,733
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		8,733
Less: Non-allowable Assets:		
Interest on Clearing		-
Non-allowed Receivable		-
Prepaid Expenses		-
Haircut on Securities*		-
Subtotal		-
NET CAPITAL	$	8,733

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT
For the Year Ended June 30, 2012

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	575
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	3,733
Percentage of Aggregate Indebtedness to Net Capital		.636:1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	8,733
Net audit adjustments		
	$	8,733

CENTURION SECURITIES CORPORATION
EXEMPTIVE PROVISION UNDER RULE 15c3-3
For the Year Ended June 30, 2013

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of “Computation for Determination of Reserve Requirements under Rule 15c3-3” and “Information Relating to Possession or Control Requirements Under Rules 15c3-3” are not applicable.

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Centurion Securities
Washington, MO

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Centurion Securities as of June 30, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2013 and this report does not affect our report thereon dated August 15, 2013.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from auditing the company's internally prepared financial statements and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation, including the note disclosures, cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
August 15, 2013

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101